Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2	Date of Material Change

January 13, 2010

Item 3	News Release

The news release was disseminated on January 13, 2010 by Stockwatch, Marketnews and Marketwire.

Item 4	Summary of Material Change

The Company announced that Otto Energy Ltd. has elected not to continue its interest in the Santa Rosa Joint Venture.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone: 604.331.8772
Facsimile: 604.331.8773

Item 9	Date of Report

January 13, 2010

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

January 13, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

SANTA ROSA EXPLORATION CONCESSION, ARGENTINA

Oromin Explorations Ltd. ("Oromin") wishes to advise that Otto Energy Ltd. has elected not to continue with its interest in the Santa Rosa Joint Venture, resulting in Oromin, once again, through its Argentina subsidiary, holding a 100% interest in the Santa Rosa Exploration Concession.

Oromin is re-evaluating its strategy with respect to Santa Rosa and may seek the participation of other interested parties.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the potential for the discovery of hydrocarbon resources, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and hydrocarbon exploration, price volatility in the commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.